Exhibit 99.87

VERSES AI INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2023 and 2022

(Expressed in United States dollars)

VERSES AI INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in United States dollars)

As of	Notes	December 31, 2023 (Unaudited)	March 31, 2023 (Audited)

ASSETS
CURRENT
Cash		$5,718,994	$4,397,281
Accounts receivable		1,270,000	35,000
Due from related parties	10	1,541,542	866,688
Contract assets and unbilled revenue	5	976,557	1,350,435
Tax receivable		354,371	204,815
Prepaid expenses	16	1,230,890	1,442,677
		11,092,354	8,296,896
Equipment	7, 17	288,316	234,840
Right-of-use asset	18	19,820	109,011
TOTAL ASSETS		$11,400,490	$8,640,747

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	6	$1,958,153	$1,249,299
Deferred revenue		312,344	65,000
Restricted share unit liability	8	571,677	302,537
Lease liability - ST	19	18,878	108,873
Convertible debentures	15	-	4,905,334
SAFE	9	1,025,000	1,025,000
		3,886,052	7,656,043

Loans payable	7	141,517	143,331
TOTAL LIABILITIES		4,027,569	7,799,374

SHAREHOLDERS’ EQUITY
Share capital	12	60,965,650	30,264,179
Contributed surplus	8, 14	12,743,205	5,606,507
Obligation to issue shares	12	-	83,456
Accumulated other comprehensive loss		(823,206)	(636,527)
Deficit		(65,512,728)	(34,476,242)
TOTAL SHAREHOLDERS’ EQUITY		7,372,921	841,373

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$11,400,490	$8,640,747

Approved and authorized for issue on behalf of the Board on February 14, 2024.

“Gabriel Rene”	“Dan Mapes”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

VERSES AI INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2023	2022	2023	2022

REVENUE	4	$544,536	$560,546	$1,378,869	$1,212,612
COST OF REVENUE		(396,496)	(475,335)	(1,140,198)	(880,261)
		148,040	85,211	238,671	332,351

EXPENSES
Accounting fees		123,886	140,684	395,926	514,913
Consulting fees		1,242,469	104,196	3,325,425	394,931
Depreciation	17, 18	70,580	60,832	196,814	177,042
Investor relations		754,247	588,211	2,163,563	1,168,701
Legal fees		580,208	258,927	1,289,425	759,049
Management fees	10	12,500	-	12,500	-
Marketing		916,314	179,725	3,574,829	1,257,372
Office and general		420,161	310,989	1,318,350	859,958
Personnel expenses	10	654,900	732,745	2,713,028	2,313,445
Rent		2,220	6,984	12,603	20,478
Research and development		3,712,272	1,498,736	7,934,611	4,314,912
Share based payments	8, 10	6,267,643	720,350	7,233,036	2,275,250
Travel and meals		372,987	219,908	814,118	715,815
		(15,130,387)	(4,822,287)	(30,984,228)	(14,771,866)

OTHER ITEMS:
Interest expense	7, 15, 19	(2,226)	(7,068)	(346,854)	(22,807)
Accretion expense	15	-	-	(203,918)	-
Other income	20	81,657	965	259,843	17,955
Grant income	3	-	94,058	-	257,656
		79,431	87,955	(290,929)	252,804
NET LOSS		(14,902,916)	(4,649,121)	(31,036,486)	(14,186,711)
Foreign exchange difference		2,653	77,765	(186,679)	(433,292)

NET COMPREHENSIVE LOSS		$(14,900,263)	$(4,571,356)	$(31,223,165)	$(14,620,003)

Loss Per Class A Subordinate Voting Shares - Basic and Diluted		$(0.10)	$(0.04)	$(0.23)	$(0.13)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted		$(0.64)	$(0.25)	$(1.44)	$(0.82)

Weighted Average Number of Class A Subordinate Voting Shares - Basic and Diluted		83,682,041	55,580,867	73,271,616	46,077,588
Weighted Average Number of Class B Proportionate Voting Shares - Basic and Diluted		10,000,000	10,000,000	10,000,000	10,000,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

VERSES AI INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

	Number of Class B Common Shares	Number of Class A Common Shares	Share Capital	Contributed Surplus	Obligation to Issue Shares	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
Balance, March 31, 2022	10,000,000	40,382,512	$20,384,147	$1,583,782	$-	$(234,186)	$(15,017,804)	$6,715,939

Stock options and restricted share units granted	-	-	-	2,275,250	-	-	-	2,275,250
Issuance of warrants for services	-	-	-	371,507	-	-	-	371,507
Issuance of units for cash	-	14,907,030	11,333,681	231,302	-	-	-	11,564,983
Private placement issuance costs	-	291,325	(1,585,483)	806,303	-	-	-	(779,180)
Foreign exchange difference	-	-	-	-	-	(433,292)	-	(433,292)
Net loss	-	-	-	-	-	-	(14,186,711)	(14,186,711)

Balance, December 31, 2022	10,000,000	55,580,867	30,132,345	5,268,144	-	(667,478)	(29,204,515)	5,528,496

Stock options granted				128,281				128,281
Exercise of options and warrants	-	225,070	176,339	(50,065)	-	-	-	126,274
Private placement issuance costs	-	-	(44,505)	911	-	-	-	(43,594)
Convertible debentures equity component, net of issuance costs	-	-	-	86,465	-	-	-	86,465
Convertible debentures issuance costs	-	-	-	172,771	-	-	-	172,771
Subscriptions received	-	-	-	-	83,456	-	-	83,456
Foreign exchange difference	-	-	-	-	-	30,951	-	30,951
Net loss	-	-	-	-	-	-	(5,271,727)	(5,271,727)

Balance, March 31, 2023	10,000,000	55,805,937	30,264,179	5,606,507	83,456	(636,527)	(34,476,242)	841,373

Exercise of options and warrants	-	13,316,750	10,462,990	(1,023,091)	(83,456)	-	-	9,356,443
Issuance of units for cash	-	4,878,048	7,491,999	-	-	-	-	7,491,999
Private placement issuance costs	-	50,000	(1,593,214)	697,807	-	-	-	(895,407)
Conversion of convertible debentures (net)	-	4,372,648	5,699,420	(98,048)	-	-	-	5,601,372
Stock options granted	-	-	-	6,336,800	-	-	-	6,336,800
Modification of finders’ warrants	-	-	-	440,604	-	-	-	440,604
Special warrants issued	-	-	-	-	10,026,270	-	-	10,026,270
Special warrants issuance costs	-	-	-	782,626	(1,584,795)	-	-	(802,169)
Special warrants converted to shares	-	6,612,849	8,441,475	-	(8,441,475)	-	-	-
Issuance of shares for settlement	-	200,000	198,801	-	-	-	-	198,801
Foreign exchange difference	-	-	-	-	-	(186,679)	-	(186,679)
Net loss	-	-	-	-	-	-	(31,036,486)	(31,036,486)

Balance, December 31, 2023	10,000,000	85,236,232	$60,965,650	$12,743,205	$-	$(823,206)	$(65,512,728)	$7,372,921

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

VERSES AI INC.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

For the period ended	December 31, 2023	December 31, 2022
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the period	$(31,036,486)	$(14,186,711)
Items not involving cash
Depreciation	196,814	177,042
SAFE issued for advisory services	-	25,000
Foreign exchange effect on convertible debenture	154,109	-
Interest and accretion expense	550,772	22,807
Issuance of advisory units and warrants for services	61,049	371,507
Share based payments	7,233,036	2,275,250
	(22,840,706)	(11,315,105)

Net changes in non-cash working capital items:
Accounts receivable	(1,235,000)	(731,772)
Due from related parties	(674,854)	(536,235)
Contract assets and unbilled revenue	373,878	(45,698)
Tax receivable	(149,556)	(131,870)
Prepaid expenses	211,787	(966,957)
Accounts payable and accrued liabilities	708,854	487,275
Deferred revenue	247,344	(187,000)
Deferred grant	-	(74,321)
Net cash used in operating activities	(23,358,253)	(13,501,683)

INVESTING ACTIVITIES
Investment in equipment	(161,099)	(140,723)
Net cash used in investing activities	(161,099)	(140,723)

FINANCING ACTIVITIES
Repayments of loans	(5,814)	(5,814)
Proceeds from issuance of units	17,518,269	11,564,983
Private placement issuance costs	(1,746,316)	(779,180)
Proceeds from issuance of equity instruments	9,356,443	-
Lease payments	(94,838)	(98,563)
Net cash provided by financing activities	25,027,744	10,681,426

Foreign exchange effect on cash	(186,679)	(433,292)

Net change in cash during the period	1,321,713	(3,394,272)
Cash, beginning of the period	4,397,281	6,463,991

Cash, end of the period	$5,718,994	$3,069,719

Supplemental cash flow information (Note 23).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

Chromos Capital Corp. was incorporated under the Business Corporations Act (British Columbia) on November 19, 2020. On June 17, 2021, Chromos Capital Corp. changed its name to Verses Technologies Inc. On March 31, 2023, Verses Technologies Inc. changed its name to Verses AI Inc. (“VAI”, “VERSES” or the “Company”).

On June 28, 2022, the Subordinate Class A shares of the Company were listed and started trading on the NEO Exchange (“NEO”) (“Listing”) under the symbol “VERS”.

On October 4, 2022, the Company announced that the Company’s Class A shares have commenced trading on the OTCQX® Best Market, an over-the-counter public market in the United States, under the ticker symbol “VRSSF”. VERSES will continue to trade on the NEO Exchange in Canada, as its primary listing under the symbol “VERS.”

The Company’s head office and registered and records office is located at 205 - 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9 Canada.

For the three months ended December 31, 2023, the Company incurred a net loss of $14,902,916 (2022 - $4,649,121) which was funded by the issuance of shares, special warrants, and exercises of options and warrants. As of December 31, 2023, the Company has an accumulated deficit of $65,512,728 (March 31, 2023 - $34,476,242). The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

The necessity that the Company raise sufficient funds to carry out its growth plans are conditional, in part, on the continuation of its agreements and investor support. The material uncertainty raised by these events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going concern. In such circumstances, the Company would be required to realize its assets and discharge its liabilities outside of the normal course of business, and the amounts realized could differ materially from those reflected in the accompanying condensed consolidated interim financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution from the Board of Directors on February 14, 2024.

b)	Basis of preparation

These condensed consolidated interim financial statements have been prepared on the historical cost basis, using the accrual basis of accounting, except for cash flow information and certain financial instruments, which are measured at fair value. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as of March 31, 2023. The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended March 31, 2023.

6

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The results of the subsidiaries will continue to be included in the condensed consolidated interim financial statements of the Company until the date that the Company’s control over the subsidiaries ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Details of the Company’s principal subsidiaries at December 31, 2023 and March 31, 2023 are as follows:

Name	Place of Incorporation	December 31, 2023 Interest	March 31, 2023 Interest
Verses Technologies USA, Inc. (“VTU”)	Wyoming, USA	100%	100%
Verses Operations Canada Inc. (“VOC”)	British Columbia, Canada	100%	100%
Verses Logistics Inc. (“VLOG”)	Wyoming, USA	100%	100%
Verses Realities Inc. (“VRI”)	Wyoming, USA	100%	100%
Verses Inc. (“VINC”)	Wyoming, USA	100%	100%
Verses Health Inc. (“VHE”)	Wyoming, USA	100%	100%
Verses Global BV (“VBV”)	Netherlands	100%	100%

d)	Significant accounting estimates and judgments

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period. These condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes could differ from these estimates.

The significant judgements made by management in the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the annual audited consolidated financial statements for the year ended March 31, 2023.

3.	DEFERRED GRANT

The Company’s subsidiary, Verses Global BV, entered into a grant agreement (alongside other beneficiaries) with the INEA, which is delegated under the European Commission, to provide technical expertise on geospatial infrastructure. The maximum grant amount receivable is $1,031,588 (€948,848).

Under the grant agreement, Verses Global BV received $877,205 (€806,848) prior the year ended March 31, 2023. The funds under this agreement are to reimburse the Company for amounts spent on the project. The Company is required to submit their costs related to the project and only approved expenses under the project are reimbursed.

The Company is eligible to receive a further $156,754 (€142,000) in grant income subsequent to the period ended December 31, 2023.

7

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

4.	REVENUE

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15 Revenue from Contracts with Customers.

	Three months ended		Nine months ended
	December 31,		December 31,
	2023	2022	2023	2022
Recognized at a point in time	$-	$282,000	$218,600	$380,000
Recognized over the duration of contracts	544,536	278,546	1,160,269	832,612
Total	$544,536	$560,546	$1,378,869	$1,212,612

Contracts with an expected duration of greater than a year contain performance obligations which are not yet satisfied in an amount of $4,423,443 as of December 31, 2023 (March 31, 2023 - $5,256,055). The remaining allocated transaction price will be recognized as revenue as performance obligations are completed.

5.	CONTRACT ASSETS AND UNBILLED REVENUE

The Company’s contract assets and unbilled revenues are summarized as follows:

	Contract assets	Unbilled revenue	Total
Balance, March 31, 2022	$263,194	$1,138,841	$1,402,035
Additions	236,423	1,105,104	1,341,527
Invoiced	-	(1,050,000)	(1,050,000)
Costs recognized	(343,127)	-	(343,127)
Balance, March 31, 2023	156,490	1,193,945	1,350,435
Additions	-	832,612	832,612
Invoiced	-	(1,050,000)	(1,050,000)
Costs recognized	(156,490)	-	(156,490)
Balance, December 31, 2023	$-	$976,557	$976,557

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are summarized as follows:

	December 31, 2023	March 31, 2023
Accounts payable	$1,882,543	$1,175,409
Accrued liabilities	75,610	73,890
	$1,958,153	$1,249,299

8

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

7.	LOANS PAYABLE

Loan activity consisted of the following:

For the period ended	December 31, 2023	March 31, 2023
Balance, beginning of the period	$143,331	$145,743
Repayment	(5,814)	(7,752)
Interest expense	4,000	5,340
Balance, end of the period	$141,517	$143,331

On June 5, 2020, the Company received a $142,400 loan from the U.S. Small Business Administration. The loan is secured by all tangible and intangible personal property of VTU, and bears interest of 3.75% per annum and requires monthly payments of $646 starting in June 2021 with a maturity of 30 years. As of December 31, 2023 $141,517 (March 31, 2023 - $143,331) remains outstanding.

8.	SHARE BASED PAYMENTS

The Company has an Omnibus Equity Incentive Plan (the “Plan”) available to employees, directors, officers, and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 25% of the Company’s issued and outstanding common shares. Each option can be exercised to acquire one Class A Subordinate Voting share (“Class A share”) of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant.

Options to purchase Class A shares have been granted to directors, employees, and consultants as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD)	Outstanding
June 15, 2027	3.46	0.80	3,800,000
September 16, 2027	3.71	1.00	865,000
April 28, 2028	4.33	1.65	100,000
December 15, 2028	4.96	1.35	9,900,000
	4.49	$1.19	14,665,000

A summary of the Company’s stock options as at December 31, 2023 and changes for the periods then ended is as follows:

	Number of stock options	Weighted Average Exercise Price (CAD)
Outstanding, March 31, 2022	-	-
Granted	7,200,000	$0.80
Exercised	(220,000)	0.77
Outstanding, March 31, 2023	6,980,000	0.80
Granted	10,000,000	1.35
Exercised	(2,315,000)	0.73
Outstanding, December 31, 2023	14,665,000	$1.19
Exercisable, December 31, 2023	11,499,866	$1.17

9

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

8.	SHARE BASED PAYMENTS (continued)

During the period ended December 31, 2023, 2,315,000 stock options were exercised at a weighted average exercise price of CAD$0.73 for the net proceeds of $1,259,682. The original fair value of these stock options of $1,023,091 was reclassified from contributed surplus to share capital upon exercise.

On December 15, 2023, the Company granted 9,394,670 stock options to employees and strategic consultants of the Company with an exercise price of CAD$1.35, expiring in 5 years, where 4,676,035 stock options are vested on the grant date, based on previous commitments, and 6.25% every subsequent quarter. The stock options were fair valued at $7,178,065 of which $5,657,430 is recognized in the current quarter using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date	CAD$1.35
Risk-free interest rate	3.24%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.76

On December 15, 2023, the Company granted 505,330 stock options to strategic consultants of the Company with an exercise price of CAD$1.35, expiring in 5 years, where 33.33% stock options vested on December 30, 2024, and 33.33% every 6 months thereafter. The stock options were fair valued at $386,101 of which $144,505 is recognized in the current quarter using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date	CAD$1.35
Risk-free interest rate	3.24%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.76

On April 28, 2023, the Company granted 100,000 stock options to a strategic consultant of the Company with an exercise price of CAD$1.65, expiring in 5 years, where 50,000 stock options vest 6 months after the grant date and 50,000 vests 12 months after the grant date. The stock options were fair valued at $91,807 using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date	CAD$1.65
Risk-free interest rate	2.97%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.92

10

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

8.	SHARE BASED PAYMENTS (continued)

For the period ended December 31, 2023, the Company recognized $8,689 as share-based payment for stock options regarding the revaluation of the consultant options on December 31, 2023. The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at revaluation date	CAD$1.54
Risk-free interest rate	3.25%
Expected life	4.3 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Revaluation date fair value per option	$0.83

Included in the Plan, the Company may grant RSUs to employees, directors, officers, and consultants. The RSUs can be settled at the election of the holder for Class A shares, cash, or a combination of Class A common shares and cash.

On November 15, 2023, the Company granted 150,000 RSUs to a strategic consultant of the Company, with no exercise price or expiry date, vesting 1/3 on the grant date, 1/3 on December 28, 2023, and 1/3 on March 28, 2024. The RSUs were determined to be a liability instrument and were fair valued on day of grant at $131,951 based on the market price of one Class A share on the date of issuance. The fair value will be recognized as an expense using the graded vesting method over the vesting period.

During the year ended March 31, 2023, 500,000 RSUs were granted to a director, with no exercise price or expiry date, vesting 1/3 on the first anniversary of the Listing and 1/3 each subsequent anniversary thereafter (Note 10). The RSUs were determined to be a liability instrument and were fair valued on day of grant at $309,400 based on the market price of one Class A share on the date of issuance. At December 31, 2023, the RSUs were valued at a fair value of $571,677 (March 31, 2023 - $302,537) based on the market price of one Class A share on revaluation date. The fair value will be recognized as an expense using the graded vesting method over the vesting period.

Number of RSUs
Balance, March 31, 2022 and March 31, 2021	-
Issued, June 16, 2022	500,000
Balance, March 31, 2023	500,000
Issued, November 15, 2023	150,000
Balance, December 31, 2023	650,000
Exercisable, December 31, 2023	266,667

9.	SIMPLE AGREEMENTS FOR FUTURE EQUITY (“SAFEs”)

SAFEs are securities which give the holder a future equity conversion right based on a floating conversion price determined by future events. SAFEs are convertible based on a deemed price per security calculated using the consideration paid or valuation determined on the occurrence of an equity financing or liquidity event (i.e., going public transaction, acquisition) (note 26).

As at	December 31, 2023	March 31, 2023
Balance, beginning of the year	$1,025,000	$1,000,000
Additions – SAFE for advisory services	-	25,000
Balance, end of the period	$1,025,000	$1,025,000

11

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

9.	SIMPLE AGREEMENTS FOR FUTURE EQUITY (“SAFEs”) (continued)

(i) At December 31, 2023 and March 31, 2023, the Company’s subsidiary, VLOG, has a SAFE with a face value of $1,000,000 issued to an investor for proceeds received in the subsidiary.

(ii) At March 31, 2023, the Company’s subsidiary, VLOG, has a SAFE with a face value of $25,000 issued for advisory services provided in the subsidiary.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties consist of the directors, executive officers, and companies controlled by them. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

During the three months and nine months ended December 31, 2023, and 2022, related party transactions were as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2023	2022	2023	2022
Management fees	$12,500	$-	$12,500	$-
Management salaries and benefits included in personnel expenses	316,667	282,436	1,062,837	853,308
Share-based payments (note 8)	130,818	-	564,875	639,198
	$459,985	$282,436	$1,640,212	$1,492,506

Amounts due to or from related parties, including amounts due to key management personnel are unsecured, interest-free, and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Included in accounts payable and accrued liabilities at December 31, 2023 were amounts totalling $12,500 (March 31, 2023 – $12,867) due to key management personnel. Included in due from related parties at December 31, 2023 were amounts totalling $1,541,542 (March 31, 2023 - $866,688) due from companies controlled by key management personnel, and a loan granted to one member of the management of the Company.

In the three months ended December 31, 2023, the revaluation of the RSU liability with a related party resulted in a net expense of $84,252 (Note 8).

12

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

11.	COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (“Cyberlab”) (a company controlled by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing, and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

-	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to retain Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g., registries, registrars, etc.) as it sees fit.

-	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).

-	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).

-	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).

-	Years 20 to 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

As of December 31, 2023, no amounts are payable under the royalties agreement.

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”), or restricted stock units (“RSU”) to qualifying consultants and employees based on their respective contracts, to be determined at grant date based on the market price of the Company’s shares. As at December 31, 2023, 9,394,670 equity compensation has been granted, and the outstanding commitment balance is 8,440,855 to be granted as options, RSUs or DSUs.

The Company has also entered into severance agreements with executives of the Company. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 month’s worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

In addition, the Company’s annual lease payments remaining until the end of the life of the lease is $19,140 for the year ending March 31, 2024.

12.	SHARE CAPITAL

a)	Authorized common shares

Effective July 20, 2021, the Company amended its Articles to create an unlimited number of Class A Subordinate Voting Shares and unlimited number of Class B Proportionate Voting Shares. Each Class A share shall entitle the holder thereof to one vote. Each Class B share shall entitle the holder thereof to 6.25 votes and such proportionate dividends and liquidation rights. Each Class B share is convertible, at the option of the holder, into 6.25 Class A shares.

13

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

12.	SHARE CAPITAL (continued)

b)	Issued

During the period ended December 31, 2023, the following equity instruments were exercised for gross proceeds of $9,356,443:

-	9,861,159 warrants with an exercise price of CAD$1.00.
-	65,625 warrants with an exercise price of CAD$1.20.
-	468,048 broker warrants with an exercise price of CAD$0.80.
-	288,742 broker warrants with an exercise price of CAD$1.00.
-	318,176 broker warrants with an exercise price of CAD$1.20.
-	180,000 stock options with an exercise price of CAD$0.77.
-	1,750,000 stock options with an exercise price of CAD$0.70.
-	250,000 stock options with an exercise price of CAD$0.80.
-	135,000 stock options with an exercise price of CAD$1.00.

The reclassification from contributed surplus from the exercises of warrants and stock options was $1,023,091.

-	In connection with the broker warrants exercises, the Company granted 381,454 broker warrants with an exercise price of CAD$1.20 and expiry dates within 2 years of the grant date.
-	On July 6, 2023, the Company closed the offering of units (the “LIFE Units”) of the Company, for gross proceeds of $7,491,999 (the “LIFE Offering”), and closed the private placement of special warrants (the “Special Warrants”) of the Company (together with the Life Offering, the “Offering”), each exercisable for one unit of the Company (together with the LIFE Units, the “Units”) at no additional cost, for gross proceeds of $10,026,270.

Pursuant to the LIFE Offering, a total of 4,878,048 LIFE Units were issued at a price per LIFE Unit of CAD$2.05 (the “Offering Price”) and 6,612,849 Special Warrants were sold at the Offering Price for aggregate gross proceeds of $17,518,269. Each Unit consists of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Share at an exercise price of CAD$2.55 per Share, for a period of 36 months from July 6, 2023 (the “Closing Date”). On October 5, 2023, Special Warrants were converted into 6,612,849 Class A shares and 3,306,423 share purchase warrants.

If, at any time following the Closing Date, the daily volume weighted average trading price of the Shares on the NEO is greater than CAD$5.55 per Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of written notice to warrant holders of such acceleration.

In connection with the Offering, the Company paid to the Underwriters and the Agents a cash commission equal to $956,456 related to the Life deal and $802,169 related to the Special Warrants and issued to certain advisors 50,000 Units in connection with sales to President’s List Purchasers under the Offering. Advisory warrants were valued at $61,049 using the share price at the issuance date.

14

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

12.	SHARE CAPITAL (continued)

Each Broker Special Warrant shall be exercisable for one Broker Warrant at no additional cost and will be automatically converted into (without payment of any further consideration) Broker Warrants on the date that is the earlier of: (i) the date that is three business days following the Qualification Date (defined below). Each Broker Warrant will entitle the holder to acquire one unit of the Company comprised of one Share and one-half of one Share purchase warrant (each whole warrant, a “Broker Unit Warrant”), pursuant to the terms of the broker warrant certificates. Each whole Broker Unit Warrant will entitle the holder to purchase one Share at an exercise price of CAD$2.55 at any time on or before the date which is 36 months from the Closing Date.

The Qualification Date is defined as the earlier of:

(i)	The date that is four months and one day following the Closing Date; and

(ii)	The date that is three business days following the date of the filing of a qualifying prospectus.

On November 29, 2023, the Company entered into a release agreement with an investor of the Company and issued 200,000 Class A shares. The release was valued at a deemed price of CAD$1.35 per share, and the Company recorded $198,801 as share-based compensation.

During the year ended March 31, 2023:

14,907,030 units at a price of CAD$1.00 per unit pursuant to a private placement for total proceeds of $11,564,983. Each unit consists of 1 Class A share and ½ share purchase warrant (“Unit”), with each full share purchase warrant exercisable at CAD$1.20 for 1 Class A share for three years. If at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the NEO exceeds CAD$2.40 for a period of 10 consecutive trading days, the Company may accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants. The warrants in the Units were fair valued at $231,302 under the residual value method.

In connection with the private placement, the Company paid finders fees of $779,180 in cash, 291,325 Units fair valued at $224,286 and 1,146,980 broker warrants fair valued at $807,214. Each broker warrant is exercisable into one Unit at a price of $1.00 per Unit until August 15, 2025. The Company also paid $43,594 in cash for other financing fees.

1,146,980 broker warrants were fair valued at $807,214 estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$0.98
Risk-free interest rate	3.27%
Estimate life	3 years
Expected volatility	100%
Expected dividend yield	0%
Expected forfeitures	0%

In March 2023, 225,070 stock options and broker warrants were exercised and fair valued at $176,339 based on the value of the options (Note 8) and broker warrants on the grant date per Black-Scholes. In connection with the exercises, an additional 2,535 warrants were issued with an exercise price of CAD$1.20 and maturity date of March 13, 2025.

In addition, in March 2023, 142,846 stock options and broker warrants were exercised for proceeds of $83,456. The Class A shares in connection with this exercise were issued during the current fiscal year.

15

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

13.	ESCROWED SECURITIES

On or before the Listing Date, the escrowed securityholders entered into the escrow agreement with the escrow agent, pursuant to which the escrowed securityholders will collectively deposit 6,380,604 Class A shares and 10,000,000 Class B shares with the escrow agent. The Company is an “established issuer” for the purposes of National Policy 46-201. Accordingly, the escrowed securities will be released from escrow in accordance with the following schedule:

-	25% of the escrowed securities have been released on Listing Date. 33% of the remaining Class A and Class B shares held in escrow was released on December 28, 2022 (⅓), June 28, 2023 (⅓), and December 28, 2023 (⅓).

14.	WARRANTS

On October 5, 2023, in conection with the conversion of the Special Warrants, the Company issued 3,306,423 share purchase warrants. Each warrant entitles the holder to acquire one class A share at an exercise price of CAD$2.55 per share, for a period of 36 months from July 6, 2023.

In July and August 2023, the Company issued 2,186,293 share purchase warrants in connection with the conversion of the convertible debentures (Note 15). Each warrant entitles the holder to acquire one Class A share at an exercise price of CAD$2.55 per Share, for a period of 36 months from July 6, 2023.

In July 2023 the Company issued 2,439,024 share purchase warrants in connection with the LIFE offering. Each warrant entitles the holder to acquire one class A share at an exercise price of CAD$2.55 per share, for a period of 36 months from July 6, 2023.

In connection with the LIFE offering, the Company issued 383,744 broker warrants. Each broker warrant entitles the holder to acquire one unit of the Company at a price per unit of CAD$2.05, with each unit comprised of one share and one-half of one non-transferable warrant. The expiry date is October 5, 2027.

The total fair value of the broker warrants was $689,368, estimated using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date (based on the announcement date)	CAD$2.43
Risk-free interest rate	4.40%
Expected life	3 years
Expected volatility (based on comparable publicly listed entities)	100%
Expected dividends	Nil

In connection with the LIFE offering, the Company issued 25,000 advisory warrants. Each advisory warrant entitles the holder to acquire one Class A share of the Company at a price per unit of $2.55. The expiry date is July 6, 2026.

The total fair value of the advisory warrants was $30,487, estimated using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date (based on the announcement date)	CAD$2.43
Risk-free interest rate	4.40%
Expected life	3 years
Expected volatility (based on comparable publicly listed entities)	100%
Expected dividends	Nil

16

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

14.	WARRANTS (continued)

The relative fair value of the advisory warrants allocated to contributed surplus was $8,439.

In connection with the Special Warrants fundraising, the Company issued 405,383 broker warrants. Each broker warrant entitles the holder to acquire one unit of the Company at a price per unit of CAD$2.05, with each unit comprised of one share and one-half of one non-transferable warrant. The expiry date is July 6, 2026. Broker warrants were fair valued at $726,588 estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date (based on the announcement date)	CAD$2.43
Risk-free interest rate	4.40%
Expected life	3 years
Expected volatility (based on comparable publicly listed entities)	100%
Expected dividends	Nil

In connection with the exercise of broker warrants in the period ending December 31, 2023, the Company issued 381,454 warrants at an exercise price of CAD$1.20 and expiry date of two years from the date of issuance.

On May 19, 2023 the Company announced its plan to amend certain terms of an aggregate of 1,316,787 Class A subordinate voting share purchase warrants, which were issued as consideration to certain arm’s length finders as consideration for the introduction of certain subscribers to the Company in connection with its private placement offering of 20,000,000 special warrants at an issue price of $0.80 per Special Warrant for aggregate gross proceeds of $16,000,000, which completed in two tranches on October 21, 2021 and November 2, 2021.

Each finder warrant is exercisable at an issue price of $0.80 per Finder Warrant by the holder thereof into one unit of the Company (a “Finder Unit”) for a period of 24 months from the date of issuance. Each Finder Unit is comprised of one Class A Share and one-half of one warrant to purchase one Class A Share (a “Finder Unit Warrant”), each Finder Unit Warrant entitling the holder thereof to acquire one Class A Share (a “Finder Unit Warrant Share”) at an exercise price of $1.20 per Finder Unit Warrant Share for a period of 24 months following the date of issuance.

The Company amended the Finder Warrants by changing the expiration date of the Finder Warrants from October 21, 2023 and November 2, 2023, as applicable, to August 15, 2025 (the “Expiration Amendment”).

The Company recognized share-based payments expense in connection with the amendment of the Finder Warrants of $440,604, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at modification date	CAD$2.14
Risk-free interest rate	4.04%
Estimate life	2.25 years
Expected volatility	100%
Expected dividend yield	0%

17

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

14.	WARRANTS (continued)

Warrants outstanding as at December 31, 2023 are summarized below:

	Number of warrants	Weighted Average Exercise Price (CAD)
Balance, March 31, 2022	13,352,537	1.08
Issued	12,840,943	1.03
Exercised	(5,070)	0.8
Balance, March 31, 2023	26,188,410	$0.99
Issued	9,127,321	2.45
Exercised	(11,001,750)	1.00
Balance, December 31, 2023	24,313,981	$1.53

During the year ended March 31, 2023:

On December 16, 2022, the Company amended 6,591,631 share purchase warrants issued in February 2022 (the “February Warrants”), in connection with a private placement, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including February 22, 2024. The Company also amended 3,909,906 share purchase warrants (the “March Warrants”, and together with the February Warrants, the “Old Warrants”) in connection with a private placement issued in March 2022, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including March 3, 2024.The amendments are as follows:

(i) Reduce the exercise price of the Old Warrants to CAD$1.00.

(ii) Extend the expiration date of the Old Warrants to August 15, 2025.

(iii) Add the following acceleration clause: “if at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the NEO exceeds CAD$2.00, for a period of 10 consecutive trading days, the Company may, at its option, accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants”.

The Company also amended 7,599,177 share purchase warrants issued in August 2022 (“August Warrants”) in connection with a private placement, whereby each warrant entitled the holder to purchase one Class A share at a price of CAD$1.20 per share up to and including August 15, 2025.The amendments are as follows:

(i) To reduce the exercise price of the August Warrants to CAD$1.00.

(ii) To replace the existing acceleration clause in its entirety with the following acceleration clause: “if at any time prior to the expiry date, the volume-weighted average trading price of the Class A shares on the NEO exceeds CAD$2.00, for a period of 10 consecutive trading days, the Company may, at its option, accelerate the expiry date to the date that is 30 days following the written notice to the holders of the warrants”.

18

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

14.	WARRANTS (continued)

Subject to receipt of written consent from each warrant holder, the Company received acceptance from the NEO to list up to 20,718,553 warrants.

(i)	978,794 warrants were issued to consultants for services with a fair value of $371,507 recorded in consulting fees. The warrants are exercisable at CAD$0.80 into one Class A share and expire on June 13, 2024.

(ii)	7,453,515 warrants were issued in connection with the August 2022 private placement (Note 12b).

(iii)	145,662 warrants were issued as finders’ fees within a finder fee unit in connection with the August 2022 private placement (Note 12b).

(iv)	1,146,980 warrants were issued as broker warrants in connection with the August 2022 private placement (Note 12b).

(v)	2,617,839 detachable warrants were issued in connection with the convertible debenture financing (Note 14).

(vi)	495,618 warrants were issued as broker warrants in connection with the convertible debenture financing (Note 14).

(vii)	2,535 warrants were issued in connection with the exercise of the broker warrants granted for the August 2022 private placement (Note 12b).

As of December 31, 2023, the Company’s outstanding share purchase warrants expire as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD)	Outstanding
February 22, 2024	0.15	$1.20	300,865
March 3, 2024	0.17	1.20	109,687
June 13, 2024	0.45	0.80	978,794
April 3, 2025	1.26	1.20	3,153
April 20, 2025	1.30	1.20	5,250
May 25, 2025	1.40	1.20	51,090
June 2, 2025	1.42	1.20	31,038
June 16, 2025	1.46	1.20	27,465
July 10, 2025	1.53	1.20	2,660
August 15, 2025	1.62	1.00	11,383,391
August 15, 2025	1.62	0.80	1,151,892
August 15, 2025	1.62	1.20	267,852
August 25, 2025	1.65	1.20	4,977
April 15, 2026	2.29	0.40	1,250,000
July 6, 2026	2.52	2.05	8,272,514
July 6, 2026	2.52	2.55	473,353
	1.91	$1.53	24,313,981

19

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

15.	CONVERTIBLE DEBENTURES

During the year ended March 31, 2023, the Company closed a private placement of unsecured convertible debenture units of the Company (“CD Units”) at a price of CAD$1,000 per CD Unit for gross proceeds of CAD$7,504,845 (the “Private Placement”). Each CD Unit consists of: (i) CAD$1,000 principal amount unsecured convertible debentures (“Convertible Debenture”); and (ii) 350 detachable warrants (“Warrants”) to purchase Class A shares of the Company. A total of 2,617,839 detachable warrants were issued.

Each Convertible Debenture matures on the date that is 12 months from the date of issuance of the Convertible Debenture (the “Maturity Date”). On the Maturity Date, the outstanding principal amount of the Convertible Debentures (the “Principal Amount”) shall be repaid in cash. The Principal Amount shall be convertible, for no additional consideration, upon the closing of an equity financing into equity securities (as defined in the convertible debenture agreement).

The Convertible Debentures bear interest at a rate of 20% per annum from the date of issue, such interest to be paid (i) in cash, or (ii) in-kind in Equity Securities based on the Equity Financing Price. The interest will be payable in arrears on the earlier of the conversion of the Convertible Debentures and the Maturity Date. If the conversion of the Convertible Debentures occurs prior to the Maturity Date, the holder of the Convertible Debentures shall be entitled to all accrued and outstanding unpaid interest, plus an amount equal to the amount of interest that would have otherwise accrued on the Principal Amount to the Maturity Date.

In the event that the Company does not complete the Equity Financing on or before the Maturity Date, the Principal Amount and all accrued interest shall be repayable by the Company in cash.

Each Warrant is exercisable into one Class A share at a price of CAD$1.00 per share until August 15, 2025. If at any time prior to the expiry date of the Warrants (the “Expiry Date”), the volume-weighted average trading price of the Shares on the NEO (or such other principal exchange or market where the Shares are then listed or quoted for trading) exceeds CAD$2.00, as adjusted in accordance with the terms of the certificate representing the Warrants (the “Warrant Certificates”), for a period of 10 consecutive trading days, the Company may, at its option, accelerate the Expiry Date to the date that is 30 days following the written notice to the holders of the Warrants.

All securities issued pursuant to the Private Placement, and any securities convertible thereunder, will be subject to a four month hold period from the date of issue.

The Company paid $331,265 cash in broker fees and issued 495,618 broker warrants which were fair valued at $172,771. Each Broker Warrant will entitle the holder thereof to acquire one Class A share at an exercise price of CAD$1.00 until August 15, 2025. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions:

Weighted average assumptions
Share price at grant date	CAD$0.86
Risk-free interest rate	3.99%
Expected life	2.44 years
Expected volatility	100%
Expected dividends	Nil
Expected forfeiture	0%

The convertible debentures contain both a financial liability component and an equity component, the bonus warrants which grant the holder the option to acquire an equity interest in the Company. The Company bifurcated the convertible debentures using a discounted cash flow model and recognized a financial liability of $5,447,282, representing the fair value of the liability component and the conversion feature, net of issuance costs, discounted at a rate of 22.5%. The equity component consists of the detachable warrants and was assigned a fair value of $98,048 on issuance date. Transaction costs of $11,583 were recorded against the equity component.

20

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

15.	CONVERTIBLE DEBENTURES (continued)

In the nine months ended December 31, 2023, the Company converted all of the convertible debentures plus 20% interest based on the event that the Company completed the Equity Financing of CAD$9,999,998 in the Life offering plus CAD$13,556,340 in the special warrants financing. The Company issued 4,372,648 shares based on the conversion share price of CAD$2.05 per share and 2,186,293 share purchase warrants with an exercise price of CAD$2.55 (Note 14).

A reconciliation of convertible debentures is as follows:

Convertible debenture
Balance, March 31, 2022	$-
Proceeds from issuance	5,545,330
Warrant portion of the proceeds	(98,048)
Interest payable	68,625
Accretion expense	36,626
Issuance costs	(647,199)
Balance, March 31, 2023	4,905,334
Foreign exchange on convertible debt	154,109
Interest payable	338,011
Accretion expense	203,918
Reclassification of the warrant portion	98,048
Conversion into shares	(5,699,420)
Balance, December 31, 2023	$-

16.	PREPAID EXPENSES

Prepaid expenses consisted of the following:

	December 31, 2023	March 31, 2023
Deposit	$59,535	$59,535
Retainer	460,833	22,914
Prepaid insurance	222,718	118,874
Subscriptions	487,804	1,241,354
Balance, end of the period	$1,230,890	$1,442,677

17.	EQUIPMENT

Cost	Equipment
Balance, March 31, 2022	$251,729

Additions	148,032
Reductions	(34,744)
Balance, March 31, 2023	365,017

Additions	161,099
Balance, December 31, 2023	$526,116

21

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

17.	EQUIPMENT (continued)

Accumulated depreciation	Equipment
Balance, March 31, 2022	19,822

Additions	120,971
Reductions	(10,616)
Balance, March 31, 2023	130,177

Additions	107,623
Balance, December 31, 2023	$237,800

Net book value, March 31, 2023	$234,840
Net book value, December 31, 2023	$288,316

18.	RIGHT-OF-USE ASSET

The Company’s right-of-use asset relates to the lease of office space. The right-of-use asset is depreciated over two years and a lease liability is measured at the present value of the lease payments unpaid at commencement date, discounted using the consolidated entity’s incremental borrowing rate of 10%.

For the period ended	December 31, 2023	March 31, 2023
Balance, beginning of the period	$109,011	$220,067
Adjustments	-	4,103
Depreciation expense	(89,191)	(115,159)
Balance, end of the period	$19,820	$109,011

19.	LEASE LIABILITY

The following table details the change in the Company’s lease liability for the periods ended December 31, 2023 and March 31, 2023.

For the period ended	December 31, 2023	March 31, 2023
Balance, beginning of the period	$108,873	$220,423
Adjustments	-	4,103
Interest expense	4,843	16,123
Lease payments	(94,838)	(131,776)
Balance, end of the period	18,878	108,873
Less: lease liability short-term	18,878	108,873
Lease liability long-term	$-	$-

22

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

20.	OTHER INCOME

Other income is income earned from interest-bearing bank accounts deposits.

	Three months ended		Nine months ended
	December 31,		December 31,
	2023	2022	2023	2022
Interest earned	$81,657	$965	$259,843	$17,955
	$81,657	$965	$259,843	$17,955

21.	FINANCIAL INSTRUMENTS

As of December 31, 2023, the Company’s financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share unit liability, loans payable, lease liability, and SAFE.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

●	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

●	Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

The fair value of cash, accounts receivable, due from related parties, and accounts payable are measured using Level 1 inputs, the fair value of restricted share unit liability is measured using Level 2 inputs, and the fair value of SAFE is measured using level 3 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the period.

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VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

21.	FINANCIAL INSTRUMENTS (continued)

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$5,718,994	$-	$-	$5,718,994
Accounts receivable	$1,270,000	$-	$-	$1,270,000
Due from related parties	$1,541,542	$-	$-	$1,541,542
Liabilities:
Accounts payable and accrued liabilities	$1,958,153	$-	$-	$1,958,153
SAFE	$-	$-	$1,025,000	$1,025,000

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$4,397,281	$-	$-	$4,397,281
Accounts receivable	$35,000	$-	$-	$35,000
Due from related parties	$866,688	$-	$-	$866,688
Liabilities:
Accounts payable and accrued liabilities	$1,249,299	$-	$-	$1,025,000
SAFE	$-	$-	$1,025,000	$1,025,000
Convertible Debentures	$-	$4,905,334	$-	$4,905,334

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with high-quality financial institutions. Subsequent to December 31, 2023, the Company collected $920,000 of the accounts receivable outstanding balance.

Amounts due from related parties of $1,541,542 (March 31, 2023 - $866,688) are due from companies controlled by key management personnel and as such, credit risk is assessed as low. As of December 31, 2023, management assessed that there is no need to provide a credit loss allowance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

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VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

21.	FINANCIAL INSTRUMENTS (continued)

Contractual cash flow requirements as of December 31, 2023, were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	1,958,153	-	-	-	1,958,153
Leases	19,140	-	-	-	19,140
SAFE	1,025,000	-	-	-	1,025,000
Loans payable	7,752	7,752	23,256	102,757	141,517
Total	3,010,045	7,752	23,256	102,757	3,143,810

As of December 31, 2023, the Company had working capital of $7,206,302 (March 31, 2023 - $640,853).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars, and is therefore exposed to exchange rate fluctuations. As of December 31, 2023, the Company had the equivalent of $18,453 (March 31, 2023 - $18,423) in net financial liabilities denominated in Euros and $4,531,126 (March 31, 2023 - $671,405) net financial liabilities denominated in Canadian dollars.

The foreign exchange risk exposure of the Company financial instruments as at December 31, 2023 is as below:

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	CAD$	$ impact
Cash	5,834,629	441,156	(441,156)
Tax receivable	467,127	35,319	(35,319)
Prepaid deposits	1,195,315	90,378	(90,378)
Accounts payable and accrued liabilities	(736,717)	(55,709)	55,709
Restricted share unit liability	(756,087)	(57,168)	57,168
	6,004,267	453,977	(453,977)

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	EURO	$ impact
Cash	2,691	297	(297)
Tax receivable	1,066	118	(118)
Accounts payable and accrued liabilities	(22,284)	(2,460)	2,460
	(18,528)	(2,045)	2,045

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not at a significant risk to fluctuating interest rates. As of December 31, 2023 and 2022, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

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VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

21.	FINANCIAL INSTRUMENTS (continued)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

22.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of their technology. The Company considers the items in shareholders’ equity as capital. There has been no change to what the Company considers capital from the prior year. The Company does not have any externally imposed capital requirements to which it is subject to.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares, dispose of assets or adjust the amount of cash. There has been no change to how capital is managed from the prior year.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental cash paid and received by the Company as at December 31, 2023 is as below:

	December 31,
	2023	2022
Cash paid for interest	$4,000	$-
Cash received for interest	$259,843	$17,955

24.	SEGMENTED NOTE

All of the Company’s non-current assets as of December 31, 2023 and March 31, 2023 and all of the Company’s revenue for the period ended December 31, 2023 and 2022 were in the United States.

The operating segments have been disclosed by geographical region for the three and nine months ended December 31, 2023 and 2022 as follows:

Customers accounting for more than 10% of net revenue are as listed below:

	Three months ended		Nine months ended
	December 31,		December 31,
	2023	2022	2023	2022
Customer A	51%	100%	60%	100%
Customer B	49%	-	26%	-
Customer C	-	-	14%	-

26

VERSES AI INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2023 and 2022

(Expressed in United States dollars)

24.	SEGMENTED NOTE (continued)

	Three months ended		Nine months ended
	December 31,		December 31,
Total net (income) loss by country	2023	2022	2023	2022
United States	$5,043,257	$2,888,615	$12,968,044	$9,445,053
Canada	9,795,729	1,760,506	17,830,370	4,741,658
Netherlands	63,930	-	238,072	-
Total net loss	$14,902,916	$4,649,121	$31,036,486	$14,186,711

25.	CONTINGENT LIABILITY

On July 13, 2022, David Thomson, a former independent contractor, filed a claim against VTU, Cyberlab LLC, and two directors/officers of the Company in Los Angeles Superior Court. The claim alleges violations of various sections of the California Corporations code, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Plaintiff claims as much as $5,000,000 in damages, subject to proof.

On September 1, 2022, the Company filed an answer denying any wrongdoing, and also making its own counterclaim against Mr. Thomson. The cross-claims against David Thomson include: (i) misappropriation of trade secrets; (ii) breach of contract; (iii) violation of the California Computer Data Access and Fraud Act (“CDAFA”); and (iv) violation of the Economic Espionage Act, after the Company voluntarily dismissed three cross-claims (alleging violation of the Computer Fraud and Abuse Act, conversion, violation of the Stored Communications Act, respectively). The Company, for its part, seeks to recover both compensatory and punitive damages from Mr. Thomson, as well as restitution of any ill-gotten gains and an award of reasonable attorneys’ fees.

On March 30, 2023, the Motion to Compel Arbitration (“MCA”) was granted, and the two sides have been ordered by the Court to arbitration at the American Arbitration Association. The Los Angeles Superior Court lawsuit has been stayed (i.e. put on hold temporarily) and arbitration proceedings are currently underway, with each side exchanging written discovery materials in September and October 2024. The CDAFA claim was dismissed on Summary Judgment, but the claims for trade secret misappropriation, breach of contract and unjust enrichment were upheld. Depositions were taken by both sides in December 2023 and January 2024, with final pre-trial witness and evidentiary exhibits being submitted on January 22, 2024. The arbitration trial is currently scheduled to begin on February 5, 2024 and will last for approximately one month.

As any litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably determined, and consequently no amounts have been accrued.

26.	SUBSEQUENT EVENT

On Jan 29, 2024, the Company issued 675,000 Class A shares, at an issue price of CAD$2.05 per share to settle and extinguish the VERSES NRI, LLC. SAFE (658,537 Class A shares) and the Strategic Executive Search Group Ltd. SAFE (16,463 Class A shares).

Subsequent to December 31, 2023, the Company had the following securities exercised:

-	18,750 stock options for net proceeds of CAD$25,313.

-	106,970 broker warrants for net proceeds of CAD$117,188.

-	341,150 warrants for net proceeds of CAD$341,150.

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